UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

Commission File Number 333-78481

Great Panther Resources Limited

(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F [	]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

Great Panther Resources Limited

Suite 2100, 1177 West Hastings Street

Vancouver, B.C. V6E 2K3

Telephone: (604) 608 1766 Fax (604) 608 1744

TSX-V Trading Symbol: GPR

SEC 20-F Statement Filed; Standard & Poor’s Listed

May 15, 2006	For Immediate Release

NEWS RELEASE

GREAT PANTHER RECEIVES FIRST REVENUES FROM TOPIA SILVER-LEAD-ZINC MINE; EXPANDS DEVELOPMENT ON DOS AMIGOS VEIN SYSTEM

GREAT PANTHER RESOURCES LIMITED (TSX-V: GPR) is pleased to announce that it has reached another significant milestone in its development as a primary silver producer with the receipt of its first revenues from the sale of concentrates from the Topia Mine in Durango, Mexico. Meanwhile development at the Mine is continuing with the exposure of high grade silver-lead-zinc mineralization on the Dos Amigos Vein.

Great Panther’s Mexican subsidiary has now received three payments totaling US$684,110 from Peñoles’ smelter in Torreon. These amounts represent the 80% advanced payments, based upon the grade of the concentrate shipments. The balance of revenues due is paid out following processing and deduction of smelter charges. Throughput at the plant is presently being maintained at roughly 120 tonnes per day while mine development is advanced. The Topia Mine has a production target of 200 tonnes per day by the third quarter of this year.

Mine development is continuing along the Dos Amigos Vein system, which lies partly on the newly acquired Arco Iris concession. New sampling of this vein from the east end of the ramp has returned average grades of 924 g/t Ag, 21.78% Pb and 16.16% Zn along a 30 metre strike length. Although the vein has an average width of only 0.21 metres along this length, the Company is using a mining method called ‘resuing’ which reduces dilution & maximizes the grade of the material being recovered. (The aforementioned assays were obtained from the Company’s onsite laboratory, which, although not certified, has shown good correlation with check assays in previous sampling. The lab presently does not have the ability to assay for gold. Check samples have been taken of this material and sent to ALS Chemex for verification. Any significant discrepancy in results will be reported.)

Along strike of this high grade mineralization, to the northeast, lie the old La Dura Mine workings that are also part of Great Panther’s property. Recent sampling from the Dos Amigos Vein at the southwest end of La Dura has returned 475 g/t Ag, 1.01 g/t Au, 3.92% Pb and 5.09% Zn over a strike length of 89 metres and an average width of 0.36 metres. Slightly lower grade mineralization continues for another 108 metres to the northeast, returning average grades of 265 g/t Ag, 1.19 g/t Au, 0.62% Pb and 1.21% Zn over an average width of 0.52 metres. The aforementioned assays were obtained from SGS Labs.

There has been no underground development for approximately 200 metres between the southwest end of the La Dura Mine and the ramp mentioned above so the potential to find more high grade mineralization is excellent. Collectively, the aforementioned results represent more than 750 metres of strike length along the Dos Amigos Vein and the mineralization is open to depth along this entire distance. Continuing development on this vein system will include stations for an underground drill

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

program, which will enable the Company to more easily and quickly determine the overall potential of the vein and to delineate a new resource that can be added to the mine plan.

Aspects of the Topia Mine relating to mining and metallurgy are overseen by Ing. Francisco Ramos Sánchez, Vice-President of Operations for Great Panther and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V. (MMR). Robert F. Brown, P.Eng. and Vice-President of Exploration for Great Panther and MMR is designated as the Qualified Person for the Topia Project under the meaning of NI 43-101, and has reviewed this news release.

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 685 9744 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements include but are not limited to the Company’s plans for producing at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, currency fluctuations, fluctuations in the price of silver, gold and base metals, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 and reports on Form 6-K filed with the Securities and Exchange Commission and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

Kaare G. Foy

Chief Financial Officer and Chairman

Date: May 15, 2006

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